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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                  SCHEDULE TO
                                 (RULE 14D-100)

        TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                              LINDBERG CORPORATION
                       (Name of Subject Company (Issuer))
                            ------------------------

                         BODYCOTE INVESTMENTS VI, INC.
                           BODYCOTE INTERNATIONAL PLC
                      (Name of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                  5351 71 102
                     (CUSIP Numbers of Class of Securities)
                            ------------------------

                                 JOHN CHESWORTH
                           BODYCOTE INTERNATIONAL PLC
                                  HULLEY ROAD
                            HURDSFIELD MACCLESFIELD
                           CHESHIRE, SK10 2SG ENGLAND
                              011-44-1625-505-300
      (Name, Address and Telephone Number of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)
                            ------------------------

                                   COPIES TO:
                                 MARILYN SONNIE
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 326-3939
                            ------------------------

                           CALCULATION OF FILING FEE

         TRANSACTION VALUATION(1)                      AMOUNT OF FILING FEE(2)
              112,812,827.50                                 $22,562.57

(1) Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes the purchase at $18.125 per share, pursuant to the Offer to Purchase, of all 5,661,661 shares of common stock (the "Shares") of Lindberg Corporation outstanding as of December 12, 2000 and 562,495 Shares issuable upon exercise of certain options.

(2) The fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, is 1/50 of one percent of the aggregate of the value of the transactions.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:...................  Filing Party:.............................
Form or Registration No.:.................  Date Filed:...............................

The transaction to which the statement relates is a third-party tender offer subject to Rule 14d-1.

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    This Tender Offer Statement on Schedule TO relates to the offer by Bodycote
Investments VI, Inc. ("Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Bodycote International plc, a public limited company organized under the laws of England ("Bodycote"), to purchase all of the outstanding shares of common stock, par value $0.01 per share, together with the associated share purchase rights (collectively, the "Shares"), of Lindberg Corporation, a Delaware corporation ("Lindberg") at a purchase price of $18.125 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated
December 18, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as such documents may be amended or supplemented from time to time, together constitute the "Offer"), which are annexed to and filed with this Schedule TO as Exhibits (a)(1) and (a)(2), respectively. This Schedule TO is being filed on behalf of Bodycote and Purchaser. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

    This Schedule TO is filed by Bodycote and Purchaser.

    None of Bodycote, Purchaser or, to the best knowledge of such corporations, any of the persons listed on Schedule I to the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding of any violation of such laws.

ITEM 10. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    Not Applicable.

ITEM 12. EXHIBITS.

(a)(1)        Offer to Purchase, dated December 18, 2000

(a)(2)        Letter of Transmittal

(a)(3)        Form of Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees

(a)(4)        Form of Letter to Clients for Use by Brokers, Dealers,
              Commercial Banks, Trust Companies and Other Nominees

(a)(5)        Notice of Guaranteed Delivery

(a)(6) Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(7)        Form of Summary Advertisement, dated December 18, 2000

(a)(8)        Joint Press Release issued by Bodycote and Lindberg in the
              United States on December 13, 2000 (incorporated by reference to the Schedule TO-C filed by Bodycote on December 14, 2000)

(a)(9)        Press Release issued by Bodycote in England on December 13,
              2000 (incorporated by reference to the Schedule TO-C filed by Bodycote on December 14, 2000)

(b)(1)        Revolving Multicurrency Loan Facility Agreement dated
              December 8, 2000, between Bodycote International plc and
              HSBC Bank plc

(b)(2) Medium Term Loan Facility Agreement dated December 8, 2000, between Bodycote International plc and Barclays Bank PLC

(b)(3)        Facility Agreement dated December 8, 2000, between Bodycote
              International plc and ABN AMRO Bank N.V.

(b)(4)        Committed Currency Loan Facility Letter, dated December 8,
              2000, between Bodycote International plc and The Royal Bank of Scotland plc

(c)           Not applicable

(d)(1) Agreement and Plan of Merger, dated December 13, 2000, by and among Lindberg, Bodycote and Purchaser

(d)(2) Tender and Voting Agreement, dated December 13, 2000, by and among Bodycote, Purchaser and the stockholders signatory thereto

(d)(3)        Confidentiality Agreement, dated October 5, 2000, between
              Bodycote and Lindberg (incorporated by reference to Exhibit (e)(3) of the Schedule 14D-9 filed by Lindberg on December 18, 2000)

(e)           Not applicable

(f)           Not applicable

(g)           Not applicable

(h)           Not applicable

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

    Not Applicable.

                                       3
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 18, 2000                                BODYCOTE INTERNATIONAL PLC

                                                       By:  /s/ DAVID LANDLESS
                                                            -----------------------------------------
                                                            Name: David Landless
                                                            Title:  Director

                                                       BODYCOTE INVESTMENTS VI, INC.

                                                       By:  /s/ JOHN D. HUBBARD
                                                            -----------------------------------------
                                                            Name: John D. Hubbard
                                                            Title:  President

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                                 EXHIBIT INDEX

EXHIBITS                                                                  PAGE
--------                                                                --------

(a)(1)    Offer to Purchase, dated December 18, 2000

(a)(2)    Letter of Transmittal

(a)(3)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
          Companies and Other Nominees

(a)(4)    Form of Letter to Clients for Use by Brokers, Dealers,
          Commercial Banks, Trust Companies and Other Nominees

(a)(5)    Notice of Guaranteed Delivery

(a)(6) Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(7)    Form of Summary Advertisement, dated December 18, 2000

(a)(8)    Joint Press Release issued by Bodycote and Lindberg in the
          United States on December 13, 2000 (incorporated by reference to the Schedule TO-C filed by Bodycote on December 14, 2000)

(a)(9)    Press Release issued by Bodycote in England on December 13,
          2000 (incorporated by reference to the Schedule TO-C filed by Bodycote on December 14, 2000)

(b)(1)    Revolving Multicurrency Loan Facility Agreement dated
          December 8, 2000, between Bodycote International plc and
          HSBC Bank plc

(b)(2) Medium Term Loan Facility Agreement dated December 8, 2000, between Bodycote International plc and Barclays Bank PLC

(b)(3)    Facility Agreement dated December 8, 2000, between Bodycote
          International plc and ABN AMRO Bank N.V.

(b)(4)    Committed Currency Loan Facility Letter, dated December 8,
          2000, between Bodycote International plc and The Royal Bank of Scotland plc

(c)       Not applicable

(d)(1) Agreement and Plan of Merger, dated December 13, 2000, by and among Lindberg, Bodycote and Purchaser

(d)(2) Tender and Voting Agreement, dated December 13, 2000, by and among Bodycote, Purchaser and the stockholders signatory thereto

(d)(3)    Confidentiality Agreement, dated October 5, 2000, between
          Bodycote and Lindberg (incorporated by reference to Exhibit (e)(3) of the Schedule 14D-9 filed by Lindberg on December 18, 2000)

(e)       Not applicable

(f)       Not applicable

(g)       Not applicable

(h)       Not applicable